EXHIBIT 10.27


Establishing the Compensation Committee

Of

Yellowwood Acquisition Corporation.


By Nominating & Governance Committee Shahnawaz m Mathais sole governing officer of the Yellowwood Acquisition Corporation.

Effected on November 16th 2012 term ending November 30th 2019

The Board of Directors (the "Board") of Yellowwood Acquisition Corporation. (The "Company") has established the Compensation Committee of the Board (the "Committee") with authority, responsibility and specific duties as described in this Compensation Committee Charter (the "Charter").

I.   **Purposes**

The purposes of the Committee are to:

A.   Review, evaluate and approve the agreements, plans, policies and programs of the Company to compensate the Company's corporate officers and directors;

B.   Oversee the Company's compensation plans, policies and programs, including its executive compensation plans;

C.   Review and discuss with the Company's management the Compensation Discussion and Analysis ("CD&A") to be included in the Company's proxy statement for its annual meeting of stockholders ("Proxy Statement") or Annual Report on Form 10-K, as applicable, and to determine whether to recommend to the Board that the CD&A be included in the Proxy Statement or Annual Report, on Form 10-K as applicable, in accordance with applicable rules and regulations;

D.   Produce the Committee Report as required by Item 407(e)(5) of Regulation S-K for inclusion in the Company's Proxy Statement or Annual Report on Form 10-K, as applicable, in accordance with applicable rules and regulations;

E.   Otherwise discharge the Board's responsibilities relating to compensation of the Company's corporate officers and directors; and

F.   Perform such other functions as the Board may assign to the Committee from time to time.

Membership

The Committee shall consist of not less than five members of the Board and at least by   one member of Shahnawaz Mathias Mathais family member or by the majority controlling shareholder at the time of election or the fulfillment of the vacancy for life. Each member of the Committee shall be "independent" as defined by the listing requirements of the NYSE MKT LLC. IN OR NASDAQ OR SIMILAR TRADING PLATFORM

I.   OR SIMILAR TRADING PLATFORM In or Nasdaq or SIMILAR trading platform or Nasdaq or SIMILAR trading platform or Nasdaq or SIMILAR trading platform or Nasdaq or similar trading platform addition, at least two members of the Committee shall be "Non Employee Directors" for the purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as in effect from time to time ("Rule 16b-3"), and "outside directors" for the purposes of Section 162(m) of the Internal Revenue Code, as in effect from time to time ("Section 162(m)"). Notwithstanding the foregoing membership requirements, no action of the Committee shall be invalid by reason of any such requirement not being met at the time such action is taken.

II.   The members of the Committee and its Chairman shall be selected initially for 7 year and annually thereafter by the Board, based on the recommendation of the Nominating & Governance Committee, at least by one person of Shahnawaz Mathias Mathais family member, or appointed by the majority controlling shareholder and or appointed by at the time of election or the fulfillment of the vacancy for life. And all members shall serve at the pleasure of the Board. Any vacancy on the Committee shall be filled by, at the time of election or the fulfillment of the vacancy for life and any and any other member of the Committee may be removed by, an affirmative vote of a majority of the Board. If a Chairman is not designated by the Board or present at a meeting, the Committee may designate a Chairman by majority vote of the Committee members then in office.

III.   **Authority and Responsibilities**

The Committee is delegated all authority of the Board as may be required or advisable to fulfill the purposes of the Committee. Without limiting the generality of the preceding statements, the Committee shall have authority, and is entrusted with the responsibility, to take the following actions:

    A.   *Authority*

The Committee shall have the authority to:

1.   Conduct or authorize investigations into any matter within the scope of the responsibilities delegated to the Committee as it deems appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Committee or any advisors engaged by the Committee.

2.   In its sole discretion, retain and determine funding for independent legal counsel and other experts and advisors, including the sole authority to retain, approve the fees payable to, amend the engagement with and terminate any compensation consultant to be used in the evaluation of director, Chief Executive Officer or officer compensation, as it deems necessary or appropriate to fulfill its responsibilities. The Company shall provide for appropriate funding, as determined by the Committee, for payment of (a) compensation to any advisors employed by the Committee and (b) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3.   Delegate to its Chairman, any one of its members or any subcommittee it may form the responsibility and authority for any particular matter, as it deems appropriate from time to time under the circumstances. In particular, the Committee may delegate the approval of award grants and other transactions and responsibilities regarding the administration of compensatory programs to a subcommittee consisting solely of members of the Committee who are (a) "Non Employee Directors" for the purposes of Rule 16b-3 and/or (b) "outside directors" for the purposes of Section 162(m). However, subcommittees shall not have the authority to engage independent legal counsel and other experts and advisors

unless expressly granted such authority by the Committee. Each subcommittee shall keep minutes and regularly report to the Committee.

4. Approve awards (either with or without Board ratification) or seek Board ratification or approval as may be required to comply with applicable tax or state corporate laws.

Responsibilities

The Committee shall have the following responsibilities:

Executive Compensation

1. The Committee shall exercise oversight of all matters of executive compensation policy.

2. Each year, the Committee shall:

    - Review, modify (if necessary) and approve the Company's peer companies and data sources for purposes of evaluating the Company's compensation competitiveness and establishing the appropriate competitive positioning of the levels and mix of compensation elements;

    - Review, modify (if necessary) and approve corporate goals and objectives relevant to the compensation of the Company's Chief Executive Officer and the Company's other executive officers;

    - Review, modify (if necessary) and approve the Company's executive compensation program in light of the Company's goals and objectives relative to executive compensation;

    - Evaluate the performance of the Company's Chief Executive Officer and, in consultation with the Chief Executive Officer, the Company's other executive officers in light of the Company's executive compensation goals and objectives; and

    - Set the compensation of the Company's Chief Executive Officer and, in consultation with the Chief Executive Officer, the Company's other executive officers based on this evaluation, including the annual base salary levels; annual cash incentive awards; long-term incentive awards; employment agreements, severance arrangements and change-in-control agreements and provisions; and any special or supplemental benefits. In determining the long-term incentive component (if any) of such compensation, the Committee should consider the Company's performance and relative stockholder return, the value of similar awards to officers at comparable companies and the awards given to the Chief Executive Officer and other executive officers historically.

3. The Committee shall review and discuss with the Company's management the CD&A to be included in the Company's Proxy Statement or Annual Report on Form 10-K, as applicable, and, based on that review, determine whether to recommend to the Board that the CD&A be included in the Proxy Statement or

Annual Report on Form 10-K, as applicable, in accordance with applicable rules and regulations.

Each year, the Committee shall prepare a Committee Report as required by Item 407(e)(5) of Regulation S-K and publish the report in the Company's Proxy Statement or Annual Report on Form 10-K, as applicable, in accordance with applicable rules and regulations.

4. The Committee shall review and recommend to the Board how frequently the Company should permit stockholders to have an advisory vote on executive compensation ("say-on-pay"). This review should take into account the historical results of stockholder advisory votes on the frequency of say-on-pay resolutions at the Company.

5. Following each stockholder meeting at which say-on-pay resolutions are proposed for a stockholder advisory vote, the Committee shall review the results of the advisory vote, and consider whether to make any adjustments to the Company's executive compensation policies and practices.

The Committee shall prepare and recommend to the Board for adoption a clawback policy that complies with applicable rules and regulations, including the rules and regulations of the Securities and Exchange Commission and the rules of the NYSE MKT LLC OR NASDAQ OR SIMILAR TRADING PLATFORM applicable to domestic listed companies.

Incentive and Equity Compensation

8. Each year, the Committee shall review and make recommendations to the Board with respect to incentive-compensation plans and equity-based plans that are subject to Board approval.

9. The Committee shall ensure that stockholders are given the opportunity to vote on equity-compensation plans, as may be required by law, the Company's certificate of incorporation or bylaws (as amended from time to time), the Company's Corporate Governance Guidelines, and the listing standards of the NYSE MKT LLC. IN OR NASDAQ OR SIMILAR TRADING PLATFORM

Director Compensation

10. Each year, the Committee shall review director compensation and make a recommendation to the Board regarding the form and amount of director compensation. The Committee will consider that a director's independence may be jeopardized if (a) his or her compensation and perquisites exceed customary levels, (b) the Company makes substantial charitable contributions to organizations with which the director is affiliated or (c) the Company enters into consulting contracts with (or provides other indirect forms of compensation to) the director or an organization with which the director is affiliated. Directors who are employees of the Company shall not receive any additional compensation for service on the Board.

Other Powers and Responsibilities

11. The Committee shall review and approve, or review and recommend to the Board for its approval of, any transaction in equity securities of the Company, or derivatives of those equity securities, between the Company and any officer or director of the Company who

is subject to the reporting and short-swing liability provisions of Section 16 of the Securities Exchange Act of 1934, as amended.

12. The Committee shall monitor the Company's compliance with the requirements of the Sarbanes-Oxley Act of 2002 relating to loans to directors and officers and with all other applicable laws affecting employee compensation and benefits.

13. If the Committee engages independent legal counsel, a compensation consultant or other advisers, then the Committee is directly responsible for the appointment, compensation and oversight of such counsel, consultant or adviser. Prior to any such engagement, the Committee shall analyze the relationships such counsel, consultants or advisers have with members of the Committee as well as management and the Company as a whole. This analysis must include the specific factors identified by the Securities and Exchange Commission and the NYSE MKT LLC IN OR NASDAQ OR SIMILAR TRADING PLATFORM that affect the independence of compensation advisors.

14. The Committee shall receive and review periodic reports on the Company's compensation plans, policies and programs as they affect all employees.

1. **Procedures**

A. *Meetings.* The Committee shall meet at the call of its Chairman, two or more members of the Committee or the Chairman of the Board. The Committee shall meet as frequently as circumstances dictate. Meetings of the Committee may be in person, by conference call or by unanimous written consent, in accordance with the Company's Bylaws. Meetings of the Committee shall be held at such time and place, and upon such notice, as its Chairman may from time to time determine. The Committee shall keep such records of its meetings as it deems appropriate. Meetings may, at the discretion of the Committee, include non-independent directors, members of the Company's management, independent advisors and consultants or any other persons whose presence the Committee believes to be necessary or appropriate. Those in attendance may observe meetings of the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote. Notwithstanding the foregoing, the Committee may also exclude from its meetings any persons it deems appropriate, including, but not limited to, any director that is not a member of the Committee.

B. *Quorum and Approval.* A majority of the Committee's members shall constitute a quorum. The Committee shall act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of a meeting.

C. *Rules.* The Committee may determine additional rules and procedures, including designation of a Chair pro tempore in the absence of its Chairman and designation of a secretary of the Committee at any meeting thereof.

D. *Reports.* The Committee shall maintain minutes of its meetings and make regular oral or written reports to the Board, directly or through its Chairman, of its actions and any recommendations to the Board.

E. *Review of Charter.* Each year, the Committee shall review the need for changes in this Charter and recommend any proposed changes to the Board for approval.

F.

Performance Review. Each year, the Committee shall review and evaluate its own performance and shall submit itself to a review and evaluation by the Board.

G. ***Fees; Reimbursement of Expenses.*** Each member of the Committee as well as the Chairman shall be paid the fee set by the Board for his or her services as a member, or Chairman, as the case may be, of the Committee. Subject to the Company's Corporate Governance Guidelines and other policies, Committee members, including the Chairman, will be reimbursed by the Company for all reasonable expenses incurred in connection with their duties as Committee members or as Chairman.

1. **Posting Requirement**

   The Company shall make this Charter available on or through the Company's website as required by applicable rules and regulations. In addition, the Company shall disclose in its Proxy Statement or in its Annual Report on Form 10-K, as applicable, that a copy of this Charter is available on the Company's website and provide the website address.

* * *

While the Committee members have the duties and responsibilities set forth in this Charter, nothing contained in this Charter is intended to create, or should be construed as creating, any responsibility or liability of the Committee members, except to the extent otherwise provided under applicable federal or state law.

Further, nothing in this Charter is intended to preclude or impair the protection provided in Section 141(e) of the Delaware General Corporation Law for good faith reliance by Committee members on reports or other information provided by others.

Effected on November 16th 2012 term ending November 30th 2019

By Nominating & Governance Committee Shahnawaz M Mathais sole governing officer of the Yellowwood Acquisition Corporation.

Robert Todd Reynold As committee chairman.

J Joseph W. Silbaugh JR. As committee member

Jimmy Kingsborough As committee member

Jerry Stahlman As committee member

Suhail Saleem Matthias (appointed by the majority controlling shareholder)